FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on August 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 3, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

News Release	Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: August 1, 2005
URL: http://www.komatsu.com/

Regarding the Determination of the Exercise Price of Stock Options

(Share Acquisition Rights (Shinkabu-Yoyaku-Ken))

Komatsu Ltd. (the “Company”) hereby makes the following announcement: the exercise price of the share acquisition rights to be issued as stock options (the “Share Acquisition Rights”) and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on June 24, 2005.

1. Issue Date of Share Acquisition Rights:

August 1, 2005

2. Total Number of Share Acquisition Rights to be Issued:

1,610 rights

(1,000 shares per Share Acquisition Right)

3. Type/Number of Shares under Share Acquisition Rights:

1,610,000 shares of the Company’s common stock

4. Issue Price of Share Acquisition Rights:

Share Acquisition Rights shall be issued gratis.

5. Amount to be paid upon the Exercise of Share Acquisition Rights:

Amount to be paid upon exercise of each Share Acquisition Right:

1,126,000 yen

Paid-in amount of each share to be issued upon the exercise of the Share Acquisition Rights (the “Exercise Price”): 1,126 yen

6. Total Amount of Issue Value of the Shares to be Issued by the Exercise of the Share Acquisition Rights:

1,812,860,000 yen

7. Amount of Money to be Capitalized from the Issue Value of each Common Stock of the Company that will be Issued by the Exercise of the Share Acquisition Rights:

563 yen per share

8. Period for Exercising Share Acquisition Rights:

From August 1, 2006, to July 31, 2013.

9. Conditions for Exercising Share Acquisition Rights:

(i)	Any of the persons granted Share Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Share Acquisition Rights (the “Agreement”) even after the person is no longer a Director or an employee of the Company or a President and Representative Director of its major affiliated companies.

(ii)	If any of the persons granted the Share Acquisition Rights dies, his or her heir may exercise the rights pursuant to the Agreement.

10. Events and Conditions for Cancellation of Share Acquisition Rights:

Share Acquisition Rights may be canceled gratis in the following events:

(i)	Pursuant to the Agreement, if the person granted Share Acquisition Rights loses his/her Share Acquisition Rights or if it becomes definitive that Share Acquisition Rights will not be exercised.

(ii)	If the Company executes a merger agreement pursuant to which the Company will be dissolved.

11. Restriction on Transfer of Share Acquisition Rights:

The transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

12.	Number and Breakdown of Those Eligible for Share Acquisition Rights:

To 10 Directors and 42 employees of the Company, and 16 Presidents and Representative Directors of its major affiliated companies, for a total of 68 persons.

*(1)	Date of the resolution of the Board of Directors pursuant to which it was decided to submit the proposal regarding Share Acquisition Rights for shareholders’ approval at the 136th Ordinary General Meeting of Shareholders: May 9, 2005
*(2)	Date of the resolution of shareholders at the 136th Ordinary General Meeting of Shareholders approving the issuance of the Share Acquisition Rights: June 24, 2005

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